FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2015
Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

TREMELIMUMAB GRANTED ORPHAN DRUG DESIGNATION BY US FDA FOR TREATMENT OF MALIGNANT MESOTHELIOMA

AstraZeneca today announced that the US Food and Drug Administration has granted Orphan Drug Designation for the anti-CTLA-4 monoclonal antibody, tremelimumab, for the treatment of malignant mesothelioma.

Mesothelioma is a rare, aggressive cancer that most often affects the lining of the lungs and abdomen. Available treatments for mesothelioma are very limited, particularly for patients with advanced disease.

"There is a significant need for new treatment options for patients with mesothelioma because fewer than five percent of patients currently survive beyond five years, even when they receive timely diagnosis and care. Our aim is to rapidly advance the development of tremelimumab as a potential new treatment option for these patients," said Robert Iannone, Senior Vice President, Head of Immuno-oncology, Global Medicines Development at AstraZeneca.

The Orphan Drug Designation programme provides orphan status to drugs and biologics, which are defined as those intended for the safe and effective treatment, diagnosis or prevention of rare diseases or disorders that affect fewer than 200,000 people in the US1.

Tremelimumab is part of the broad pipeline of immuno-oncology assets being developed by AstraZeneca and its biologics research and development arm, MedImmune, which are designed to harness the body's own immune system to fight cancer. It is a fully human monoclonal antibody, which stimulates the immune system to destroy cancer cells through binding to the protein CTLA-4, expressed on the surface of activated T-lymphocytes.

In addition to being investigated as a monotherapy treatment for patients with mesothelioma, tremelimumab is currently being studied in combination with AstraZeneca's anti PD-L1 investigational immunotherapy, MEDI4736, in tumour types including non-small cell lung cancer and head and neck cancer. It is also being studied in combination with Iressa (gefitinib) in EGFR mutated non-small cell lung cancer and with MEDI6469 (a murine OX40 agonist) in solid tumours.

1US Food and Drug Administration. Developing Products for Rare Diseases & Conditions http://www.fda.gov/ForIndustry/DevelopingProductsforRareDiseasesConditions/default.htm Accessed on 31 March 2015

About AstraZeneca in Oncology
Oncology is a therapeutic area in which AstraZeneca has deep-rooted heritage. It will be potentially transformational for the company's future, becoming the sixth growth platform. Our vision is to help patients by redefining the cancer treatment paradigm and one-day eliminate cancer as cause of death. By 2020, we are aiming to bring six new cancer medicines to patients.

Our broad pipeline of next-generation medicines is focused on four main disease areas - ovarian, lung, breast, and haematological cancers. These are being targeted through four key platforms - immuno-oncology, the genetic drivers of cancer and resistance, DNA damage repair and antibody drug conjugates.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler                           +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                         +44 20 7604 8037 (UK/Global)
Ayesha Bharmal                          +44 20 7604 8034 (UK/Global)
Jacob Lund                                  +46 8 553 260 20 (Sweden)
Michele Meixell                            + 1 302 885 6351 (US)

Investor Enquiries
Thomas Kudsk Larsen              +44 20 7604 8199    mob: +44 7818 524185
Karl Hård                                     +44 20 7604 8123 mob: +44 7789 654364
Eugenia Litz                                +44 20 7604 8233    mob: +44 7884 735627
Craig Marks                                +44 20 7 604 8591   mob: +44 7881 615764
Christer Gruvris                          +44 20 7604 8126    mob: +44 7827 836825

15 April 2015

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 15 April 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary